Filed by DEAC NV Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diamond Eagle Acquisition Corp. (File No. 001-38908)

Commission File No. for the Related Registration Statement: 333-235805

The transcript, press release and investor presentation set forth below was filed by Diamond Eagle Acquisition Corp. on March 12, 2020 as Exhibits 99.1, 99.2 and 99.3, respectively, to a Current Report on Form 8-K in connection with the proposed business combination among DEAC NV Merger Corp., Diamond Eagle Acquisition Corp., DraftKings Inc. and SBTech (Global) Limited.

DraftKings

March 10, 2020

12:35 PM EDT

Mark Finney:	Good afternoon, everyone. Thanks for joining us. I'm sorry we're not all in sunny Florida, but delighted to have you all on the call.

By way of a brief introduction, my name is Mark Finney. I've spent 20 odd years following the iGaming industry, of course here in Europe. Both as an equity analyst and lastly on the banking side of Deutsche.

I'm delighted to have on the call Jason Robins. Jason is the CEO and co-founder of DraftKings, as you know one of the two major players in the world of fantasy sports. And obviously now one of the leading players in the legalized and, dare I say every exciting, world of sports betting and iGaming in the US. Jason, welcome.

Jason Robins:	Thanks for having me.

Mark Finney:	Delighted. Jason, can we maybe just kick off with you saying a bit more about where things are on the Diamond Eagle spec process. The timing of that and indeed why you've gone down this route rather than a traditional IPO.

Jason Robins:	Absolutely. We are on track for a close in Q2. Hopefully in the front half of Q2. Seems like everything is moving along at a good pace. The reason that we decided to go down this path, we had three objectives and they kind of developed in this order. First, really started with us saying we really want to acquire our own backend technology for the sports book and book making side.

And that's something that was a pretty big deal for us. We've literally built all of our own technology for fantasy and really everything we do in house. And this was kind of the one area that the team felt there was really just such complexity behind it and the market was moving so quickly that it was important that we look to acquire.

So, we identified SBTech after looking at number of different options as our target there. And SBTech said that they were open to it, but they wanted it to be a 70-30 stock cash deal. So, the first objective is we wanted to get this transaction done and we wanted to come up with some cash. We needed to make sure that you can't IPO three way, we would have had to, if we had done a traditional IPO gone public first and then bought them. And I don't think they were willing to wait around for that.

So, the second objective was to capitalize the business more than significantly, really with some cushion to accommodate the investment we want to make in launching new sports betting states as they roll out. And what we did there is we had the finance team model out literally hundreds of different scenarios around state legalization and we determined that with the money that, with about $500 million that we would have more than enough capital with a good cushion under almost any plausible scenario state roll out.

And then the third objective is we wanted to get public. We felt like it was the right time for the company. There is a value I think to us and being able to be a first mover in terms of pure play and sports betting. And really be able to be a leader in telling that narrative and introducing that market to the public shareholders out there. So, that was something we felt was important and we felt like the public was a great place for us.

And the other part of it too as those who invest in gaming may know, sometimes it can be challenging as a private company to get a license. You need to get a lot more of your shareholders licensed as a public company where public companies typically have more investors like those on this call. The standards of who has to get licensed are a much higher threshold. So that was something also that appealed to us.

So, as we looked at those three objectives, and I like to sort of think this is how we are as a company in general, we really start with what are we trying to achieve and go then to what are possible solutions and then we pick the solution that best fits with what we're trying to accomplish. And that was exactly the approach we took here. And I was familiar with this back structure from having gotten to know the Diamond Eagle folks and some other sponsors in the past. And it just was a perfect fit for this three-way transaction we were trying to do. And in the process allowed us to also accomplish our objectives of getting capitalized and getting public.

Mark Finney:	Do you think the $500 million that you're going to end up with here which obviously covers all the various scenarios that you've talked about in terms of states rolling out, do you think there's any more sort of small bolt on deals that you need to do? Or with what you've done with SBTech, and I'm going to come on and talk about SBTech, but that you've sort of got what you need now?

Jason Robins:	I think that was the big gap. And we debated whether build or buy was the best option. But really that was the thing we felt like we were missing. And we feel is really important to our future strategy in this market.

So, we're always opportunistic. But we have so much going on right now, I think, outside of something unexpected and opportunistic coming around, I think right now we're in a pretty good spot in terms of M&A. We feel like we have everything we need to succeed in the US market and that also, there's an element of focus too.

It's going to be a lot for us to be a new public company, to be integrating SBTech. And I think for us that's a lot to bite off and we feel we're capable of handling it, but I want to be careful not to overtax the team with too much at the same time.

Mark Finney:	Sure. Just, you say there's a lot going on. There seems to be hardly a week that goes by without some news coming out of some state or other about legislation progressing or being passed or whatever. It almost feels like a sort of gold rush mentality in terms of the pace of things moving, doesn't it?

Can you maybe just say, how many states are you now in? And you sort of still broadly but in the parameters that you put out I think in your deck a few months ago, in terms of what the sort of next couple years could look like or things, because they are moving so quickly, are they radically different?

Jason Robins:	It's very hard to predict what governments are going to do. And things change a lot. So, we've been resisting putting our own sort of forecasts out. And also baking into any of our 2020 financials any assumptions around new states opening up.

That said, you're absolutely right. The momentum is palpable. And I think that even in the last few weeks, there's been a lot. Right now there are 18 states with active sports betting legislation. Just a few days ago Virginia passed which for anyone who's looked at our materials, Virginia wasn't on the list because that was a new one.

So, by the time we update these things and file them, it seems there's more activity, which is great. And I think if anything you might see some increased momentum in the coming months and year, if there's any kind of pressure on state budgets from any reduced economic activity. I think that will create potentially even more of an impetus to move forward and might get a few states that were on the fence maybe considering is this the year we should move forward and say let's go ahead and do it.

But with 18 states, including one that's passed in Virginia, considering active legislation right now, we feel like we have a pretty good funnel and hopefully we'll get a few more of those this year.

Mark Finney:	Indeed. It feels like, you talked about targeting sort of 10% of the population in 2020 and maybe 20% by 2021. It feels pretty well underwritten in light of the news that we've seen over, from the various states over the course of the last few months.

Can you give, again, a sort of broad feel for the various strategies that you've had to adopt to enter existing, or indeed potentially new states? It always seems to be sort of horses for courses here. I guess I'd also be quite interested in your thoughts on California and Florida. Because it certainly seems like there's been a bit noise about both over the course of the last week, 10 days or so.

Jason Robins:	To the first question, we were fortunate in that we built a very flexible state by state compliance and backend system to be regulated in fantasy. We're regulated now in, I think, 18 or 19 states for fantasy. So, we've already had to build that years ago and it's been adaptable for sports betting.

That's allowed us to be a pretty fast mover. I think Fanduel has benefitted from a similar thing, so they've been a pretty quick mover too. And I think what you're seeing in some of these new states popping up is that the two of us are really the only ones that have gotten live as quickly in as many as possible, as we are.

So, hopefully that will continue. I think it's really important because the more breadth you get it gives you a real efficiency benefit on the marketing side too, as we can move to more of a national advertising strategy. We can get really significant efficiencies. So, I think it's really important to get up and running in different places quickly.

From a cost perspective, it's relatively light for us. The big spend is marketing and customer acquisition which usually for us we target around a two-year payback. And I think what you're seeing now in New Jersey it kind of follows that line. Where this year in New Jersey we will be contribution profit positive for the first time in our only second full year in that market. And New Jersey is perhaps the most competitive market right now. So, we feel pretty good if we're able to execute that playbook there, we could do it elsewhere.

Outside of marketing, there's really not a whole lot of significant, in terms of cost. We have of course when we add more customers, we have to add some customer support staff. So, that does get factored in. And then also every five or so states on average, it varies a bit depending on size, but on average every five states we have to add a compliance person to do reporting and also just to help manage the regulator relationship.

Aside from that, anywhere from a few weeks to a couple months of engineering time depending on exactly what the requirements are. So, it's a fairly light lift on our end. And after that, it's really about the marketing investment which I think we're really well-equipped to do. We measure everything. Everything is extremely data driven for us. And like I said, we're targeting roughly two-year payback.

As for your questions on California and Florida, personally I believe, I hate to prognosticate on states, but I'll make a more general comment. I think the big states always take longer. You've seen a few top ten states move and I think you'll see continued momentum. But the biggest ones are always a little bit harder and longer because there's just so much at stake. And also I think sometimes they have the approach that they want to sort of wait and see what a few others are doing. And they can kind of get in at any time.

But there is active legislation now for mobile in California and Florida. I think what will most likely happen in California is you'll see a brick and mortar referendum that the tribes are supporting passed which may create opportunities on the partnership side for us. In Florida, very hard to predict. But there is an active mobile bill there now.

I think the real important thing is just to continue to get momentum overall. And hard to predict in any one particular state what will happen. And the good news for us is regardless of whether a California or Florida comes about, because of our DFS product, we're continuing to grow our customer base, continuing to grow our wallets in those states. So, by the time any state opens up, each year that passes actually gives us more of a head start, more of an advantage.

Mark Finney:	Sure. What's quite interesting to me, as you know I'm across here in a very cold Edinburgh. Wish I was in Florida. I've seen this develop over the last 15, 20 years across here. It sort of strikes me, all of the focus is on sports. All the commentary seems to be on sports. But the reality is, now the genie is sort of out of the bottle. And certainly based on the experience across here, iGaming is a bigger market across here than sports.

And if you look into the medium to long-term for you guys, it may take a long time, but it's perfectly possible to see how you could get there. I mean, how do you think Europe stacks up on that front? Obviously, you're known for sports, but in terms of your product offering in online gaming, how have you got on so far?

Jason Robins:	iGaming has probably been the most pleasant surprise we've had since we started entering the regulated gaming market. We, of course, believed that we would have good crossover with sports, makes sense. Fantasy sports players likely would be interested in sports betting. But we've also seen tremendous crossover of our fantasy sports players as well as our sports book players to iGaming games like online Blackjack and online Slots and online Roulette and those sorts of things.

We entered that market a little later because we prioritized sports betting. So, we didn't launch until late December of 2018. So, just a little over a year ago. And in about a year we climbed from last to first in market. We're now depending on the month, us or Fanduel swap between one and two.

And it was sort of the opposite story of sports betting. In sports betting, we were the first mobile app to launch in New Jersey. Now there's 15. In iGaming, there were 23 other competitors. We were 24 out of 24 to launch iGaming in New Jersey. And many of them had a multi-year head start on us. And the best part of this story is we passed all of them and climbed to the top position, not by going out and spending a bunch of money on marketing, in fact, we haven't spent anything on marketing. We've completely relied on cross-sell from our database.

It's been entirely driven by product. We've built many of our own games. And are seeing really good pick up on those. Our own games for things like Blackjack and Roulette, which I think are much higher quality than the other offerings in the market.

And then our data science which drives our cross-sell. We've had fantastic conversion. I think there may be an opportunity to acquire onto that product, but it's also I think a pretty exciting story if we can pass 23 other competitors without spending anything on customer acquisition onto that product. And it also shows the strength and power of our brand and database.

Mark Finney:	Indeed. And I'll come onto cross-sell in a second or two because I'm keen to explore your path to $1 billion or $1.2 billion which you said in your deck. But I do just want to talk about SBTech for a second. As you know, I've known SBTech since it was a glimmer in the eye of its CEO, I don't know about a dozen years ago or so.

I know just what a high quality business that is. For people that don't know, there are very few end to end sports book platforms out there and you've bought one of the best for sure. So, it's definitely going to be sort of a key differentiator for you.

I'm curious, can you just maybe run through, in a sense the rationale, it's sort of obvious, there are some synergies to be had. It would be good if you could touch on that. I'm almost more interested in the soft synergies. And again, what we've seen across here is that the ability for people to differentiate their product has been pretty key. Curious as to how you see SBTech managing to do that for you and what sort of path you're going down here?

Jason Robins:	I think you teed it up very well. The easy sort of part is the synergy. So, everybody who uses a backend service, which is the majority of providers in the market, they use a service like we do. Like a Kambi or SBTech. And they pay a revenue share on that. And obviously as we scale up in the US, that becomes quite a costly number for us, even under some of the most conservative assumptions, we think that's north of $100 million in annual synergies once we get scaled up. So, it's pretty meaningful.

But then the more important part, perhaps, is what you're describing. So, right now the live betting, the prop betting, most of the betting products in general for the US market, the US sports, are fairly underdeveloped relative to Europe. I can go bet on every single point of a tennis match between two players you probably never heard of. But I can barely bet on live games in the US and I certainly can't bet on things like balls or strikes of every pitch of a regular season baseball game. Or anything like that.

So, I think there's a real opportunity to develop those and really be out in front. And one of the things that we're seeing is because it's so competitive in Europe and the products are just so far ahead, it's very interesting because due to regulation, all these companies have built up in Europe, mostly in the UK. And consequently, they now have very large customer and revenue bases that they're supporting over there. And they all use common backend platforms for technology and trading.

So, one of the things we've seen across the board, whether it's Kambi or whether it's our competitors or anything, and really even including SBTech, this is true of, they continue to not go all in, so to speak on the US stuff. They're slowly building it out, but when a new feature gets launched by a competitor in the UK, they've got to keep up with that because that's obviously worth a lot more to them right now than in the US.

So, we think that puts us in a unique position where, as a combined company, with DraftKings and SBTech, the vast majority of our revenues and our customers will be in the US and we'll really be the only ones that that's true of at this level of scale. So, we think that gives us an opportunity, when I say the only ones, the only ones that have this kind of vertical integration and control our own backend.

So, I think that gives us an opportunity to get a few years out ahead of everybody else on building out these types of markets. And I don't need to tell you, Mark, live betting is huge. It's like close to three-quarters of revenue for online sports books in the UK now. So, being first and best at that I think is both an enormous advantage from a differentiation standpoint and also from a monetization standpoint.

And if you have better LTVs than your competition, then that also means you can invest deeper into customer acquisition as well. So, the flywheel kind of all works together. And really for me all hinges on having the best technology and the best product and really going all in on winning the US opportunity.

Mark Finney:	I think there's a couple of things you said there that maybe are not widely understood in the US. People sort of generally bet the line if you like in the states. That point about in play. In play across here really didn't exist 10, 12 years ago. And as you say, now it's the majority of betting.

I mean, mobile sports betting is a genuine second screen activity here. People will sit and watch games on TV or live and they will sit with their mobile phones and bet. It's been the driving feature of the market.

And the other point is a lot of people think that some of your competition even talk about the fact that they control their tech. Virtually none of them don't. Fanduel doesn't control the whole stack. William Hill doesn't control the whole stack. So, I think it's going to be an interesting one to see how things develop with you. But I think you've definitely, you've got a step ahead there by getting SBTech.

Let's move on slightly and to the point I mentioned earlier on, and you talked about this path to I think it was $1.2 billion of EBITDA. Could you maybe just sort of run through in broad terms what your parameters are to get there, Jason?

Jason Robins:	Absolutely. I think that the key thing is the underlying assumption around in our deck, the sizing of how much revenue we will generate from sports betting online and iGaming. And the underlying assumptions there are that 65% of the US will have sports betting online in some form. Less than half, but still 30%, of the population of the US will have iGaming in some form available to us. And that we will have market share in the 20% to 30% range for sports betting and then 10% to 20% range for iGaming.

And then we use various sort of estimates of how big the market could be at full scale based on other market constant analysts' reports. And those are kind of the underlying build up assumptions around how you get to the revenue that we're putting out there.

Once you get to that, most of the rest of it flows through. There's a few points worth calling out. A lot of people have asked me how much of that are you going to have to spend on marketing? Do you have enough built in there? And our illustrious path that you referenced, we allocated $400 million a year in marketing. And for anyone who's bought media, it's kind of hard to spend that much. You're really virtually everywhere once you get to that level.

For context, if anyone remembers, when us and Fanduel did our marketing blitzes in 2015, that year we spent about $250 million in marketing. So, that was barely more than half of what we have in this model. So, I think we're well buffered there.

And then obviously we think that there's some upside in taking some of the synergies we talked about earlier from the SBTech integration and that we won't be paying revenue share to a third-party any longer for the betting lines and risk management services.

And beyond that, it's kind of pretty straight forward. The nice thing about this product is it's a known product. It's a known business model. It's not something that we're kind of disrupting by coming up with something nobody's ever seen before. I think probably fantasy sports was closer to that, but sports betting certainly isn't and iGaming certainly isn't. As you mentioned, even in a hyper-competitive UK market, it's a very robust product with multiple companies with very strong profit margins.

And so I think there's no reason to think in the US, which arguable will be significantly less competitive relative to the size. Just to put it into perspective, the UK has over 200 licensed operating online sports books right now. And from a GDP perspective, California is actually slightly larger than the UK.

So, theoretically, California could be a bigger market than the entirety of the UK. And there's zero chance there'll be 200 licensed, well never say zero, but there's very low likelihood based on how it seems things are trending. It seems like in all likelihood the tribes will get licenses and there's a limited number of them. Again, never say never. But hard to imagine a scenario where a state like California would have anywhere near the number of licensed operators as the UK.

And so, when you combine that with the fact that we're going to get national marketing efficiencies by buying, once we penetrated enough states at scale, I think you're going to see a lot more consolidation here. That said, we didn't assume that. We actually assumed our market share would go down. If you look at where our market share is now, it is higher than what we had assumed in this illustrious scenario.

But I think you could certainly argue that there's a case to be made that the consolidation of market share will be even more significant down the road in the US given some of the dynamics at play here.

Mark Finney:	Can you maybe just say something quickly about the cross-sell? I know you touched on it, but didn't talk about the numbers that you've seen in New Jersey. And how is that, I know it's early days in some of the other states, but how, what you're experience in some of those other states in terms of the cross-sell?

Jason Robins:	Well, really the cross-sell in other states has been sports betting because other than New Jersey, we do not have iGaming live anywhere yet. We expect hopefully to change that in the future. But right now…

Mark Finney:	I'm sorry. I sort of meant DFS into sports actually.

Jason Robins:	Absolutely. The results that we've seen in other states have been really, very close to what we're seeing in Jersey, plus or minus a few percentage points. There's some seasonality to it. So, obviously you're going to get your best conversions at the beginning of the NFL season and things like that.

But really it's been remarkably consistent. And we've pretty much performed exactly where we thought we were going to in the new states that we've launched from that standpoint.

Obviously, that it's something we should also get better at over time. Right now our data science algorithms are still ingesting a lot of new data and optimizing. And I think as time goes on we should arguably get better at cross-sell. But so far we're seeing really good metrics already and it's been very consistent state to state.

Mark Finney:	It's been a very competitive start. And you touched on how much marketing you spend back in the day in the DFS land with you and Fanduel. I'm just curious as to, there's some big names as your competitors and there's relatively deep pockets there. And I accept that it's very early days, but has anyone gone sort of so crazy in one of these states that you felt we'll just step back a while here. What's your expectation here?

Jason Robins:	We've seen some aggressive pushes. But our approach is just, it's going to be state by state. It's not really even the same as where in DFS there's all of a sudden the ability for people to buy on these big national platforms yet. And we've just got to keep doing what we're doing.

So far we haven't seen anything like what you're saying that actually had any real effect on market share. We've certainly seen some aggressive marketing pushes from MGM, some others in the space. But that hasn't changed our approach and it really won't. I think this is a long game and having the best data, the best product, the best discipline around how you deploy your investment.

And it's not really in my mind a difference in overall pocketbook size. Because, as I noted earlier, we're going to have more than enough cash to support as aggressive as we possibly could want to be. It's more on the team to continue to find ways to scale up customer acquisition in a manner that meets our thresholds around MPV and payback. And that's something that I think we'll get better and better at every day. But it's going to be driven by our own ability to optimize, not by competitive pressures.

New Jersey is a great example of that. New Jersey now has 15 total companies. 24 in the iGaming space. And we're going to be contribution profit positive this year by sticking to this philosophy. And we saw four or five new entrants come in this NFL season. And we actually gained market share over the course of the NFL season. So, we feel pretty good about where things stand now.

And I think New Jersey, arguably will be, if not the most competitive state, certainly one of the most competitive states in the country for the foreseeable future.

Mark Finney:	Indeed. You mentioned national marketing, or you have mentioned it a couple of times. Obviously there's been a flurry of deals by some of your competitors, whether it be Starz linking up with FOX or Hills and CBS and MGM and the Yahoo deal and so on.

Is that something, you obviously have shied away from that, is that something that's still a possibility as this roll out becomes ever closer to genuinely national? And maybe it's the right thing to do to link up with one of those? Having said all that, they've all been pretty quiet on some of the financial terms of these deals. But I'm interested in your views.

Jason Robins:	I think one of the benefits we have from our fantasy experience is we have a pretty good understanding of what works and what the best partners are, what channels are best? What they're worth? And being a very data and analytically driven company, we're applying the same approach to partnerships.

So, one thing I've always seen is that if you have marketing dollars to spend, people will find ways to take them. So, I can't imagine a world where we have money burning a hole in our pocket that we can't spend. So, then really what it comes down to is are these deals good deals?

And as you can imagine, we always get a call. We're in the mix on the vast majority of these things. And the team is evaluating them on a case by case basis. But what we always tell people is if our internal value suggests that what we're getting is more valuable to us than what we're paying for it, it's worth doing. And if that's not the case, then why tie up your money?

And I think that we have the benefit of probably having a bit more precision around some of these things than maybe some of the competition that aren't as familiar with these channels. And I think Fanduel is sort of in a similar camp. But other than that, I think a lot of them, the deals you're seeing being done are being done really with this mindset that oh man, we have to make a statement. We have to be a player in the market. And that's just not how we approach things. Like I said, we approach things based on analytics and data and looking at what do we think the value of it is. And if we don't think that it's worth as much or hopefully more than what we're paying for it, we won't do the deal.

Mark Finney:	Got it. Just finally, it feels sort of remiss not to mention this. But coronavirus obviously has had an impact, otherwise we would be sitting in a very warm Florida right now and we're not.

Can you maybe just say in terms of the potential or the impact if any that you have seen on your business as a consequence of COVID-19?

Jason Robins:	So, first and foremost we're closely monitoring the situation. We're paying attention, following the advice of public health agencies and we're taking all necessary steps to ensure the safety of our employees, players, our communities, anyone else that could be impacted. So, it's unfortunate when you see something like this and everybody hopes that it doesn't turn into a bigger global pandemic than it already is today.

I think the biggest impacts on us are we've had to, which we did, make sure that if for whatever reason all our employees had to work remotely, they could. So, that's all set up now. We're actually doing a dry run tomorrow to make sure everything's working.

From a business standpoint, in some ways I think there could be some tailwinds here for us. Our business is almost 99% online. And I think with more people staying home and more people maybe having more entertainment spend available to them because they're not taking vacations or going out as much. That could potentially have some tailwinds.

Obviously, we're paying close attention to scheduling of sports and I think one potential risk is that if any major sporting events get cancelled. But right now we haven't seen any major sporting events get cancelled. Something even like the Olympics isn't a huge betting thing for us, so it really comes down to what the professional sports leagues are going to do. So far I've seen no indication that there's anything planned to stop there.

But aside from that, more people staying home with more entertainment spend available to them could potentially have a positive impact on our business. So, like I said, we don't want to see anything like this. This is always a real unfortunate thing and everybody's hopeful that it will end soon. But I don't think our business will have any adverse impacts from it. And potentially we could have some positive impacts.

Mark Finney:	Got it. Okay, Jason, I think we're done for time now. Thanks very much for your time. Good luck with the process. And it's nice to speak to you. I'm sure people appreciate your thoughts and comments. Thanks again.

Jason Robins:	Thank you for having me.

Mark Finney:	Pleasure.

DraftKings Announces Year End 2019 Results

BOSTON – March 12, 2020 – DraftKings Inc., a digital sports entertainment and gaming company known for its industry-leading daily fantasy sports and mobile sports betting platforms, today announced the release of financial results for year ended December 31, 2019.

"This was a transformative year for DraftKings. We further established ourselves as a leader in the rapidly evolving digital sports and gaming industry, launched products in six new states and announced a business combination with Diamond Eagle and SBTech to become a public company,” said Jason Robins, co-founder and Chief Executive Officer of DraftKings. “I am excited to have closed out 2019, having achieved net revenue of $323M for the full year, a 43% increase over 2018.”

2019 Highlights

•	Launched sports betting in 6 new states including: Indiana, Iowa (retail), New Hampshire, New York (retail), Pennsylvania, and West Virginia
•	Established new relationships with NFL and PGA Tour, and expanded relationships with NBA, MLB, NASCAR, and Penn National Gaming
•	Launched Flash Bet, an innovative and faster way for users to wager during live events
•	Operated a full year of iGaming in New Jersey, quickly emerging as one of the market’s top performers

Upon close of the business combination, DraftKings will become the only vertically-integrated pure-play sports betting and online gaming company based in the United States. Through the business combination, DraftKings expects to realize synergies by transitioning its risk and trading sports betting platform to SBTech’s, instead of relying on a third-party platform. In addition to reducing costs, DraftKings will control its backend system and product roadmap, differentiating the company from other U.S. operators and giving it the ability to tailor its sports betting product to U.S. sports and users.

In connection with the pending business combination, Diamond Eagle’s wholly owned subsidiary, DEAC NV Merger Corp., has filed with the U.S. Securities and Exchange Commission (“SEC”) an amended registration statement on Form S-4/A, which can be accessed here. The business combination is expected to close in the second fiscal quarter of 2020.

About DraftKings

DraftKings is a U.S.-based digital sports entertainment and gaming company created to fuel the competitive spirits of sports fans with offerings that range across daily fantasy, regulated gaming, and digital media. Headquartered in Boston, and founded in 2012 by Jason Robins, Matt Kalish and Paul Liberman, DraftKings’ daily fantasy product is available in 8 countries internationally with 15 distinct sport categories. Launched in 2018, DraftKings Sportsbook offers mobile and retail betting for major national and global sports, and currently operates pursuant to state regulations in Indiana, Iowa, Mississippi, New Hampshire, New Jersey, New York, Pennsylvania and West Virginia. DraftKings is the Official Daily Fantasy Partner of the NFL and PGA Tour as well as an Authorized Gaming Operator of the MLB, NBA and XFL.

About SBTech

SBTech is a global leader in omni-channel sports betting and gaming, with more than 1,200 employees in 10 offices worldwide. Since 2007, the group has developed the industry’s most powerful online sports betting and casino platform, serving licensees in more than 15 regulated territories. SBTech’s clients include many of the world’s premier betting and gaming operators, state lotteries, land-based casinos, horse racing companies, and iGaming start-ups. The group supplies highly flexible betting and gaming solutions to clients looking for exceptional configurability and the quickest route to market, complemented by proven business intelligence and reporting capabilities. The SBTech offering includes its seamless sportsbook, Chameleon360 igaming platform, managed services, on-property sportsbook and omni-channel solutions that provide players with constant access to sports and casino products across all online, mobile and retail channels. Supported by unrivalled expertise in trading and risk management, acquisition and CRM, and the highest standards of regulatory compliance, SBTech’s partners consistently achieve rapid growth, enhanced brand loyalty and record revenues.

About Diamond Eagle Acquisition Corp.

Founded by media executive Jeff Sagansky and founding investor Harry Sloan, Diamond Eagle Acquisition Corp. was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Diamond Eagle’s, DraftKings’ or SBTech’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination (including due to the failure to receive required shareholder approvals, failure to receive approvals or other determinations from certain gaming regulatory authorities, or the failure of other closing conditions); the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of the shares of the post-business combination company (“New DraftKings”) on Nasdaq following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; New DraftKings’ ability to manage growth; New DraftKings’ ability to execute its business plan and meet its projections; potential litigation involving Diamond Eagle, DraftKings, SBTech, or after the closing, New DraftKings; changes in applicable laws or regulations, particularly with respect to gaming, and general economic and market conditions impacting demand for DraftKings or SBTech products and services, and in particular economic and market conditions in the media/entertainment/gaming/software industry in the markets in which DraftKings and SBTech operate; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in Diamond Eagle’s and/or New DraftKings’ other filings with the SEC. None of Diamond Eagle, DraftKings or SBTech undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, DEAC NV Merger Corp., a subsidiary of Diamond Eagle and the going-forward public company to be renamed DraftKings Inc. at closing (“New DraftKings”), filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to be used at Diamond Eagle’s meeting of stockholders to approve the proposed business combination, and Diamond Eagle and/or New DraftKings have and may in the future file certain other related documents. This material is not a substitute for the definitive proxy statement/prospectus regarding the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DIAMOND EAGLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRAFTKINGS, SBTECH, DIAMOND EAGLE AND THE BUSINESS COMBINATION. The definitive proxy statement/prospectus will be mailed to shareholders of Diamond Eagle as of a record date to be established for voting on the proposed business combination. Investors and security holders may also obtain copies of the Registration Statement, which includes a preliminary proxy statement/prospectus, the definitive proxy statement/prospectus (when available) and other documents containing important information about each of the companies, without charge, at the SEC's web site at www.sec.gov, or by directing a request to: Diamond Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280.

Participants in the Solicitation

Diamond Eagle and its directors and executive officers may be deemed participants in the solicitation of proxies from Diamond Eagle’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Diamond Eagle is contained in the preliminary proxy statement/prospectus regarding the business combination, which is included as part of the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the proposed business combination when available.

Each of DraftKings and SBTech and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Diamond Eagle in connection with the proposed business combination.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

MEDIA CONTACTS:

Media@draftkings.com

Jeff Pryor/Priority PR for Diamond Eagle

(818) 661-6368

INVESTOR CONTACTS:

Investors@draftkings.com

Eli Baker for Diamond Eagle

(424) 284-3519

elibaker@geacq.com

Analyst Day Presentation March 2020

Legal Disclaimer

This presentation is for informational purposes and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of DraftKings Inc. ("DraftKings", "DK" or "the Company"), Diamond Eagle Acquisition Corp. ("DEAC") or SBTech (Global) Limited ("SBT" or "SBTech") or any of their affiliates. The presentation has been prepared to assist investors in making their own evaluation with respect to the proposed business combination, as contemplated in the definitive Business Combination Agreement entered into by and among DEAC, DraftKings, SBT, DEAC NV Merger Corp., DEAC Merger Sub, the shareholders of SBT party thereto and their representative and for no other purpose. It is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. DEAC, DraftKings and SBT assume no obligation to update any information in this presentation, except as required by law.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, DEAC NV Merger Corp., a subsidiary of DEAC and the going-forward public company to be renamed DraftKings Inc. at closing ("New DraftKings" or "New DK"), has filed a registration statement on Form S-4 (the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC"), which includes a proxy statement/prospectus, and certain other related documents, to be used at the meeting of DEAC stockholders to approve the proposed business combination. This material is not a substitute for the definitive proxy statement/prospectus regarding the proposed business combination. Investors and security holders of DEAC are urged to read the proxy statement/prospectus, any amendments thereto and other relevant documents that are filed with the SEC carefully and in their entirety because they contain important information about DraftKings, SBT, DEAC and the proposed business combination. The definitive proxy statement/prospectus, when available, will be mailed to stockholders of DEAC as of a record date to be established for voting on the proposed business combination. Investors and security holders are able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov,or by directing a request to: Diamond Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280.

Participants in the Solicitation

DEAC and its directors and executive officers may be deemed participants in the solicitation of proxies from DEAC's stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DEAC is contained in the preliminary proxy statement/prospectus, which is included as part of the Registration Statement, and will also be included in the definitive proxy statement/prospectus when available.

Each of DraftKings and SBT and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of DEAC in connection with the proposed business combination.

No Offer or Solicitation

This presentation does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This presentation also does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

Industry and Market Data

This presentation includes information and statistics regarding market participants in the sectors in which DraftKings and SBT compete and other industry data which was obtained from third-party sources, including reports by market research firms and company filings.

Trademarks

This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but DEAC, DraftKings, and SBT will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

| 2

Legal Disclaimer (Continued) Use of Non-GAAP Financial Matters This presentation includes non-GAAP financial measures, including EBITDA and Adjusted EBITDA. DEAC, DraftKings and SBT believe that these non-GAAP measures are useful to investors for two principal reasons. First, they believe these measures may assist investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance. Second, these measures are used by DraftKings’ and SBT’s management to assess its performance and may (subject to the limitations described below) enable investors to compare the performance of the combined company to its competition. DEAC, DraftKings and SBT believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies. Projected Financial Information This presentation contains financial forecasts, which were prepared in good faith by DraftKings and SBT on a basis believed to be reasonable. Such financial forecasts have not been prepared in conformity with generally accepted accounting principles (“GAAP”). Neither DraftKings’, SBT’s nor DEAC’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they have not expressed an opinion nor provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estim ates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that co uld cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of DraftKings’, SB T’s and DEAC’s control. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of DraftKings, SBT, DEAC or the combined company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a re presentation by any person that the results contained in the prospective financial information will be achieved. Forward Looking Statements and Investment Considerations Certain statements made in this presentation are "forward looking statements" within the meaning of the "safe harbor" provisi ons of the United States Private Securities Litigation Reform Act of 1995. When used in this presentation, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward -looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Diamond Eagle’s, DraftKings’ or SBTech’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination (including due to the failure to receiv e required shareholder approvals, failure to receive approvals or other determinations from certain gaming regulatory authorities, or the failure of other closing conditions); the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of the New DraftKings’ shares on Nasdaq following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; New DraftKings’ ab ility to manage growth; New DraftKings’ ability to execute its business plan and meet its projections; potential litigation involving Diamond Eagle, DraftKings, SBTech, or after the closing, New Dr aftKings; changes in applicable laws or regulations, particularly with respect to gaming, and general economic and market conditions impacting demand for DraftKings or SBTech products and services, and in pa rticular economic and market conditions in the media/entertainment/gaming/software industry in the markets in which DraftKings and SBTech operate; and other risks and uncer tainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in Diamond Eagle’s and/or New DraftKi ngs’ other filings with the SEC. None of Diamond Eagle, DraftKings or SBTech undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. | 3

Introduction & Today’s Agenda

How We’ve Evolved: Eight Years of Growth 12MM 10.7MM 9.3MM 7.5MM 6.4MM REGISTERED ACCOUNTS 1.5MM 300k 2013 100k 2012 2014 2015 2016 2017 2018 2019 2020 DraftKings begins its operations DK crowns first million dollar winner 21st Century Fox becomes the first major media company to invest in DraftKings DK becomes #1 provider by users and revenue On May 14, the U.S. Supreme Court overturns the federal ban on sports gambling Development and launch of the first online sportsbook in NJ DK launches the first mobile app in the DFS industry DK announces merger with FanDuel Launch of Casino DK signs a landmark partnership deal which makes us the Official Daily Fantasy Partner of the NFL DK business combination with SBTech expected to close Mid 2017 – FTC blocks merger | 5 Source: Registered Accounts from Internal DraftKings Analytics, Year End Numbers, Rounded to Nearest 50k (2012-2019)

Where We Are Today: DraftKings and SBTech On a Combined Basis: OFFICES EMPLOYEES | 6 Notes: (1) >430MM in combined pro forma unaudited revenue for year 2019 *Upon closing of business combination 2.1K+ 26 COUNTRIES OPERATIONAL $430M+ IN TOTAL REVENUE (1) 12 WORLDWIDE #1 DAILY FANTASY SPORTS PLATFORM 7 STATES WITH MOBILE SPORTSBOOK LEADER IN DAILY FANTASY SPORTS AND WILL BE ONLY VERTICALLY INTEGRATED ONLINE SPORTSBOOK IN U.S.*

Today's Agenda Will Dive Into The Following Areas

1	Massive Global Sports Betting and iGaming Opportunity	$70BN+ Global Sportsbook TAM[1]	~$40BN Expected U.S. OSB and iGaming TAM[2]
2	Premier Brand in Digital Sports Entertainment and Leader in the U.S. Market	#1 Rated DFS and Sportsbook Platform[3]	7 States with live New DK OSB[4]
3	DraftKings and SBTech Together Will Create a Global, Vertically-Integrated Powerhouse*	22 U.S. and International Licenses	$100MM+ Cost Synergies
4	Attractive Economic Profile Positioned for Long-Term Profitability	~38% State-Level OSB Contribution Margin at Maturity	Path to $1BN+ in EBITDA[5]
5	Vertically Integrated, Sports Betting and iGaming Company Well Capitalized for the Future	Public Currency +	$500MM+ Cash Infusion[6]

Source: H2 Gambling Capital Global All Product Summary Report, June 2019.
(1) "TAM" stands for total addressable market and is measured in gross gaming revenue.
(2) "OSB" stands for online sportsbook.
(3) "DFS" stands for daily fantasy sports.
(4) Live New DK OSB states include IN, NH, NJ, OR, PA, IA and WV.
(5) See page 44 for detailed assumptions.
(6) Assumes no redemptions from DEAC's trust account.

*Upon closing of business combination

| 7

The Opportunity

Massive Global Market Opportunity .. - --.... -...,. •-.... "'='""'"' ... '-" - ---" ,:..... • • ---- ...c:•-• • • - - -............ -... ... --..,_ ---- .l>. GLOBAL MOVEMENT TOWARDS REGULATION ,---Bingo 3% Casino 35% Market Size: $456 billion Gaming Machines I Slots 20% Regulated •Regulatory Momentum Sports Betting' 2 ) 16% ONLINE I MOBILE'S GROWING SHARE OF GLOBAL GGR ($in billions) •Bn.ck & Mortar •0nI"1ne I Mob1"le - = 2015A 2016A 2017A 2018A 2019E Online as %ofTotal Source: Eilers.andKrejcik Gaming.2.01BO:(ford Economics:U.S.population estimates.H2. GamblingCapitalGlobalAllProductSumm.ary Report..june 2019 {1)"'GGR'" st: nds tor grossgamingrevenue. {2) Sports bettingincludes horse racing. ....--$51 $398 $56 $46 $42 $38 $400 $382 $371 $364 GLOBAL GAMING MARKET GGRI1 l(2019E)

The U.S. Online Sports Betting Market is Estimated to be $18-23 Billion at Maturity



ESTIMATED U.S. ONLINE SPORTS BETTING MARKET AT MATURITY
($ in billions)
$18(1)
$22(2)
$23(3)
$18(4)
Implied U.S. Market (NJ)
Implied U.S. Market (U.K.)
Implied U.S. Market (AU)
Average Analyst Estimate

Source: NJ Department of Gaming Enforcement; H2 Gambling Capital Global All Product Summary Report, June 2019; U.S. Census Bureau; U.K. Office for National Statistics. Industry Research.

(1) Applies 5 year historical NJ iGaming CAGR (28%) to annualized H1'19 NJ OSB GGR ($180 million) to calculate 2023E NJ OSB GGR; extrapolation based on percentage of U.S. population.
(2) Applies 2023E U.K. GGR per adult ($88) to U.S. adult population (254 million). 2023E U.K. GGR calculated as 2018 U.K. GGR grown at 5-yr historical OSB CAGR.
(3) Applies 2023E AU GGR / adult ($92) per H2 Gambling to U.S. adult population (254 million).
(4) Represents average of analyst estimates for entire U.S. population.

| 10

Sports Betting is Legalized in States Representing Just Over One-third of the U.S. Population

		State	% of U.S. Population	Legalized[(1)]	Online[(2)]	Online Live or Pending Launch[(3)]
★	1	New Jersey	2.7%	✓	✓	✓
★	2	West Virginia	0.6%	✓	✓	✓
★	3	Indiana	2.0%	✓	✓	✓
★	4	Oregon	1.3%	✓	✓	✓
★	5	Pennsylvania	3.9%	✓	✓	✓
★	6	New Hampshire	0.4%	✓	✓	✓
★	7	Iowa[(4)]	1.0%	✓	✓	✓
	8	Nevada	0.9%	✓	✓	✓
	9	Rhode Island	0.3%	✓	✓	✓
	10	Tennessee[(5)]	2.1%	✓	✓	✓
	11	Washington, DC	0.2%	✓	✓	✓
	12	Illinois	3.9%	✓	✓	✓
	13	Colorado	1.7%	✓	✓	✓
	14	Michigan	3.1%	✓	✓	✓
	15	Delaware	0.3%	✓	-	-
	16	Mississippi	0.9%	✓	-	-
	17	New Mexico[(6)]	0.6%	✓	-	-
	18	Montana	0.3%	✓	-	-
	19	Arkansas	0.9%	✓	-	-
	20	New York	6.0%	✓	-	-
	21	North Carolina	3.2%	✓	-	-
		% of U.S. Population		**36%**	**24%**	**13%**

★ **Indicates states that DraftKings' OSB is currently live in, representing ~12% of the U.S. population[(7)]**

Following the repeal of the Professional and Amateur Sports Protection Act (PASPA) in May 2018, 21 states, representing approximately 36 percent of the U.S. population, have legalized sports betting in some form (retail, mobile, or both)

- **14** states have legalized online sports betting, representing **~24%** of the U.S. population
- **9** states are currently live, representing **~13%** of the U.S. population
- DraftKings (including SBTech) is live in **7** states, representing **~12%** of the U.S. population

Source: "U.S. sports betting tracker" from Gambling Compliance; "Where is sports betting legal in the U.S.?" from Legal Sports Report, U.S. Census Data as of July 2018 (https://www2.census.gov/programs-surveys/popest/tables/2010-2018/state/totals/nst-est2018-02.xlsx).

Note: States within each category sorted by launch date where applicable. Live DK states sorted by DK launch date. States pending online launch sorted by legalization date.
(1) Indicates states that have legalized sports betting in some form.
(2) Indicates states with online sportsbooks.
(3) Green check indicates states with operational online sports betting, while yellow check indicates states that are still pending launch.
(4) Iowa requires in person registration at any of the three Wild Rose locations in the state until 1/1/21, after which point full mobile registration is permissible
(5) Tennessee is the only state without retail sportsbooks.
(6) In New Mexico, sports betting is limited to retail only by provision Native American tribal compacts.
(7) Includes SBTech, which provides its online and retail sportsbook offering to the Oregon State Lottery.

| 11

19 States Have Active Mobile Legislation Mobile Authorized Retail Only Authorized Active Mobile Legislation Being Considered DK Currently Live with Mobile (1) DraftKings live in Oregon via SBTech (2) New Mexico is live with retail only by provision of tribal compacts | 12 Source: DraftKings internal gov’t affairs as of 3/6/2020

U.S. iGAMING is the Next Wave ● iGaming is nearly a half billion dollar industry in New Jersey; growth has accelerated since the introduction of OSB in August 2018 ● Based on an extrapolation of NJ, we estimate the U.S. iGaming opportunity to be approximately $21 billion in GGR Source: New Jersey Division of Gaming Enforcement (1) Projection based on Nine months ended September 30, 2019A New Jersey iGaming GGR annualized, grown one year forward at the historical CAGR of 25%, and divided by New Jersey’s share of the U.S. population. | 13

The U.S. OSB and iGAMING Opportunity: ~$40BN TAM DRAFTKINGS’ ONLINE SPORTS BETTING TRAJECTORY $18BN Implied Total U.S. Market(1) 65% of U.S. Population with Legalized OSB(2) 20-30% DraftKings’ OSB Market Share = DRAFTKINGS’ iGAMING TRAJECTORY $21BN Implied Total U.S. Market(3) 30% of U.S. Population with Legalized iGaming(4) 10-20% = DraftKings’ iGaming Market Share $2.9-4.7BN OSB and iGaming Gross Revenue Opportunity for DraftKings Source: Eilers and Krejcik Gaming, New Jersey Division of Gaming Enforcement. (1) Based on extrapolation of New Jersey market on page 10. (2) OSB is legalized in states representing 24% of the U.S. population today. (3) Based on extrapolation of New Jersey market on page 13. (4) iGaming is legalized in states representing 10% of the U.S. population today. | 14 $600MM-1.2BN in Gross iGaming Revenue $2.3-3.5BN in Gross OSB Revenue

Competitive Positioning Differentiation and 2/17/20

Unique & Sustainable Differentiation Across Our Entire Ecosystem



MARKETING MACHINE
4M+ TOTAL PAYERS ACROSS DK PRODUCTS
INTERCONNECTED PRODUCT SUITE
DAILY FANTASY SPORTS
SPORTSBOOK
iGAMING
POWERFUL IN HOUSE TECHNOLOGY PLATFORM
PROPRIETARY DATA SCIENCE & ANALYTICS
VERTICALLY INTEGRATED TECHNOLOGY PLATFORM
MULTI-JURISDICTIONAL REGULATORY PLATFORM
RESPONSIBLE GAMING & ETHICS
COMPLIANCE OPERATIONS & TECHNOLOGY

Source: Internal DraftKings Analytics as of 2/28/2020. "Payer" is any user who has successfully placed a paid sportsbet or casino wager on DraftKings Sportsbook App or played a paid contest entry on DraftKings Daily Fantasy Sports App

| 16

9 Keys to Our Unique & Sustainable Differentiation

1	**Trusted Brand**	Preferred real-money gaming brand among US consumers
2	**Daily Fantasy User Database**	4M+ users, 8+ years of data creates huge head start for acquisition
3	**Our Marketing Machine**	Tech-driven platform drives optimization based on player-specific LTV
4	**Product Innovation & User Centricity**	Outpacing competition with mobile products maximizing engagement
5	**Vertical Integration via SBTech combination**	Pure focus on creating unique products for U.S. sports fan powered by SBTech platform, after Business Combination
6	**Single Wallet Across Products**	Seamless experience across states & DK products
7	**Geographic Flexibility & Velocity**	Tech built for DFS is leveraged to rapidly enter new Sportsbook states
8	**Scalable Regulatory Platform**	Stable, secure platform ensures responsible gaming, data privacy
9	**Data Science Powerhouse**	Personalization, automation fueled by robust user-level analytics

| 17

The DraftKings Marketing Machine

Core Pillars Driving the DraftKings Marketing Machine The DraftKings Deep understanding & relationships with our target segment Marketing Database & national scale creates sustainable CAC advantage Machine Our Analytics | 19 Our Platform Enables marketing at scale & optimized LTV Drives optimal marketing mix & automated bidding Our CAC Expertise Our Database Our Brand Trusted, relevant, powered by our product experience

Strong Top of Mind Brand Awareness & Preference Among Core Audiences

DFS



Top of Mind *
Preferred **
DRAFT KINGS
27%
32%
FANDUEL
23%
29%
9%
11%
ESPN
8%
9%
0%
2%
CBS SPORTS

SPORTSBOOK



Top of Mind *
Preferred **
DRAFT KINGS
26%
31%
FANDUEL
27%
25%
bet365
4%
7%
0%
2%
PokerStars
0%
2%
William HILL
1%
2%
BOVADA
1%
3%
MGM
1%
3%
POINTSBET
0%
1%
UNIBET
0%
1%

Q4 2019 Quarterly Brand Tracker Commissioned by DraftKings, fielded by ProdegeMR
Sportsbook Tracker: N=354 (Placed a wager on an online sportsbook in the P12M who live in a state where DraftKings Sportsbook is live); DFS Tracker: N=250 (Played a DFS product in the P12M who live in a state where DFS is legal)
***Q (Top of Mind):** When you think about [fantasy sports sites (both season-long and daily)/ websites/apps that you can wager on sports], what is the first site that comes to mind?
****Q (Preferred):** Which of the following [fantasy sports sites/ sports wagering sites] is your preferred site for playing [fantasy sports/sports wagering? (please select one)

| 20

4M+ Unique Payer Database — More Than Just a Marketing List

Loyal to the Brand, Primed for Low-Friction Onboarding

Payment Relationships

Saved payment methods from DFS account create seamless transactions

Simplified Verification

Existing KYC enables streamlined verification process

Personal Experience

Play history fuels personalized experience based on affinities for sports, teams, players, etc

Trusted Brand

Trust established across all consumer touchpoints

Source: Internal DraftKings Analytics as of 2/28/2020. "Payer" is any user who has successfully placed a paid sportsbet or casino wager on DraftKings Sportsbook App or entered a paid contest on DraftKings Daily Fantasy Sports App

| 21

DFS Database Drives Significant CAC Advantage and Will Continue to be Competitive Advantage

~30% of NJ payers are from our existing NJ DFS database

New states follow similar trend

DFS Database advantage **exists proportionately in >40 states**(2)

DFS Database **continues to grow**

CUSTOMER ACQUISITION IN NEW JERSEY

New Jersey Unique Paid Users

A — **46k**
OSB or iGaming Paid Users Cross Sold from Existing DFS Database

+

B — **117k**
Newly Acquired Paid Users

=

C — **163k**
Total NJ Unique Paid Users for OSB & iGaming(1)

Note: OSB and iGaming database figures reflect paid users from OSB launch in August 2018 through December 31, 2019.
(1) Excludes existing out-of-state users who have used the product in New Jersey.
(2) 4M+ existing DFS paid users refers to the cumulative unique paid user base in the US as of December 31, 2019.

| 22

National CAC Efficiencies Realized As We Scale

National Scale matters:

- **CAC improves significantly** with shift into national advertising
- **Single platform** allows for ongoing acquisition in advance of OSB legalization
- **Operators with greatest population** have outsized advantage

ILLUSTRATIVE OSB MARKETING EFFICIENCY AT SCALE



Average Effective Cost per Thousand ("eCPM")(1)
$120
$100
$40
~70% Reduction in eCPM
Local
National (30% OSB Live)
National (75% OSB Live)

	Local	National (30% OSB Live)	National (75% OSB Live)
Average CPM	~$90	~$30	~$30
Marketing Efficiency[2]	~75%	~30%	~75%

Notes:
(1) eCPM calculated as average CPM divided by marketing efficiency.
(2) Marketing efficiency is the percentage of impressions that reach live DK states.

| 23

Sophisticated Data Science Drives Marketing Decisions



8+ Years, 4+ Million Payers
Billions of Data Points
Data Science drives deep user Insights, enabling intelligent cross-channel marketing
Marketing automation delivers the right message, to the right user at the right time on owned channels
Model Driven Approach maximizes ROI across Paid Media Channels
DraftKings Brand Drives Significant Earned Media
Direct Mail
Social
Outdoor
Programmatic
Direct Deals
Video
Radio / Podcasts
TV / OTT
Search

Source: Internal DraftKings Analytics as of 2/28/2020. "Payer" is any user who has successfully placed a paid sportsbet or casino wager on DraftKings Sportsbook App or entered a paid contest on DraftKings Daily Fantasy Sports App

| 24

Case Study:
Personalized Push Notification Sends Right Message to Right User at Right Time

DK GATHERS USER DATA



DK PARSES DATA TO DRIVE USER-LEVEL AUDIENCE SELECTION

dk-abenton
- Plays Classic PGA contests
- Likes $50K+ top prizes
- Entry Fee range: $5 - $20

dk-BadNBougee
- Plays NFL Limited entry contests
- Likes $75K+ top prizes
- Entry Fee range: $1 - $3

dk-vmynders
- Plays NBA contests
- Likes Winner takes all payouts
- Entry Fee range: High Stakes

DK DATA SCIENCE DRIVES PERSONALIZED OFFER TO USER


DRAFTKINGS
now
dk-abenton, don't miss this contest!
PGA TOUR $200K Best Ball [$50K to 1st]
$50,000 Top Prize
Wednesday, 10/16 @ 7:00 PM ET
$8 entry - Now's your shot.
DRAFTKINGS
now
dk-BadNBougee, don't miss this contest!
NFL $1.111M Play-Action [20 Entry Max]
$100,000 Top Prize
Sunday, 10/20 @ 1:00 PM ET
$3 entry - Play now!
DRAFTKINGS
1m ago
dk-vmynders, don't miss this contest!
NBA $1,060 Winner Take All [$4K to 1st]
$4,000 Top Prize
Monday, 3/4 @ 7:30 PM ET
$1,060 entry - Play now!

Note: Illustrative DraftKings push notifications powered by Braze. Does not reflect actual communication with DK users.

| 25

Our Foundation: Product, Technology & Data

Core Pillars Driving DraftKings Product, Technology and Data

DraftKings Product, Technology, & Data

Innovation
Track record delivering unique player experiences

User Centricity
Excellence across product management & user research results in high app ratings & engagement

Scalability & Security
Highly reliable back end built to support speed & performance at scale[1]

Data Science
Personalization, automation, cross sell powered by intelligence of our data platform

Speed to Market
Flexible back-end enables fast & cheap entry into new jurisdictions

Note:
(1) Scale defined as volume of financial transactions & API requests handled in 1 minute at at peak time (see Slide 35)

| 27

User-Centric Approach Results in App Satisfaction & Strong Engagement FanDuel FanDuel Points Bet William Hill BetAmeric theScore a FOXBet (1) Source: comScore monthly average from 1/2019-1/2020 (2) Data is aggregate of all Draftkings-tagged pages across ComScore. Inclusive of DFS, Sportsbook, iGaming | 28 Source: iOS App Ratings as of 2/28 4.9 292.1K 4.8 58.1K 4.8 60.5K 4.7 58.1K 4.6 766 4.5 1,775 4.4 111 4.4 451 4.1 660 6.5 5.1 4.2 3.9 3.5 2.7 2.2 APP RATINGS AVERAGE MINUTES SPENT PER SESSION

Scalability, Intelligence & Speed: The Infrastructure Driving our Products & Technology

The DraftKings you see

DAILY FANTASY SPORTS

SPORTSBOOK

iGAMING

The DraftKings you don't see

FANTASY PLATFORM

SPORTS BETTING PLATFORM
3RD-PARTY RISK & TRADING PLATFORM
WILL BE MIGRATED TO
SBTech
we know sports

iGAMING PLATFORM

UNIFIED WALLET & USER ACCOUNT

DATA SCIENCE, MARKETING & AUTOMATION PLATFORM

REGULATORY COMPLIANCE & RESPONSIBLE GAMING PLATFORM

| 29

Daily Fantasy Sports: The Early Foundation for Our Speed & Innovation

Launched ~4 years after DFS incumbents, **rapidly rose to market leadership**

Agile technology allowed delivery of **huge range of consumer products and prizes:**

- 16 Sports
- 6 Game Types
- 133 Millionaires Crowned

User-centric approach has informed **key innovations:**

- First to launch DFS Golf, Nascar, eSports, Tennis

Continuing to pace the industry with products like **single-game & in-game DFS**



3:48
River Boat Ron
$840.96
Your Activity
In the past 7 days you've won:
$283.50 in 8 entries
1 live entry
Recommended For You
NBA $400K Big Jam [$100K to 1st]
$10
$400,000
Find A Contest
View All
NBA
GOLF
XFL
MLB
NHL
SOC



FANTASY GOLF
MILLIONAIRE MAKER
$2.2 MILLION



ny
Monday Night
SINGLE-GAME
SHOWDOWN
NYG
PHI
DRAFT KINGS
NFL

All data from Internal DraftKings Analytics as of 02/28/2020 unless otherwise noted.
133 Distinct users have won at least one $1,000,000+ prize on DraftKings DFS
Game Types as of 2/28/2020: Classic, Showdown (single game), Tiers, Arcade, In-Game Showdown, Flash Draft

| 30

Online Sportsbook: First to Market, Dynamic Product Evolution Early to market in seven U.S. states. (1) Have paced U.S. online industry with innovative betting products: ● First & only online paid pools & brackets, in-game ‘flash betting’ experience Set to become only vertically integrated sportsbook in U.S. following business combination with SBTech. Notes: (1) Includes Oregon via SB Tech acquisition | 31

Our Combination With SB Tech Will Make Us the Only Vertically Integrated Online Sportsbook in the U.S. Dynamic User Experiences Sports Betting Platform ● ● Native App and Desktop Data driven, personalised experiences Security and Stability Authentic Sports Experience (logos, stats, player and team info) ● ● ● ● ● Proprietary Sports Betting Platform US Sports Augmentation Cash Out, Edit-a-Bet and Pulse Betting Unique Trading Tools Promotions and Rewards Our technologies will work together to fuel each other, with cyclical augmentation occurring organically ● ● Player Platform Multiple Secure Payment Methods User Information across all products Loyalty and Cross Sell ● ● ● | 32

Deep Dive: How the SB Tech Platform Will Allow DraftKings Sportsbook to Control its Own Destiny

SB TECH PROVIDES FULL CONTROL OF STRATEGY AND RISK MANAGEMENT



Set Payout & Set Odds
By sport, league, and bet market, match status
Min Bet / Max Win
By customer segment, sport, league, bet market, match status
Combo Bonus
Enhanced winnings on combos for sports, leagues and bet types defined by operator
Enhanced Odds
Competitive odds for player segments or as a promotional tool
Favourite Strategy
Increasing the odds only of favourite on the day of the match

DEEPER DIVE: SBTECH'S SPORTS ENGINE



Over 30,000 / Month In-Play Events
Dedicated Pricing with over 2,000 Proprietary Bet Markets
Flexible Cash-out, Free-Bet & Combo Bonus
Integration to all major live streaming and visualization providers
Innovative 3rd party integrations
Intelligent Bet Acceptance Engine
Risk Management based on liability of each operator according to risk factors and market movements
120 live traders 24/7

| 33

iGaming: Product Innovation Drove Rapid Rise to No. 1 in Market Share

Launched **iGaming offering inside Sportsbook app**, increasing speed to market & cross-sell:

- **46% of NJ DK Sportsbook users** have placed a casino bet[1]

Launched **in-house iGaming studio**; **50% of total handle** now comes from DK Games[2]

Constant innovation has led to **market firsts** like Blackjack Now.

Within 12 months, ascended to become **Top 2 market-share product**[3] in industry full of established incumbent players.



SPORTSBOOK
CASINO
FLASH BET
POOLS
Try our newest LIVE game! 3-5-7 Card Poker all in one!
BLACKJACK
Demo
Play
Min Bet $1.00 | Max Bet $5000.00
LIVE DEALER
TABLE GAMES
SLOTS
BLACKJACK
ROULETTE
VIDEO POKER
Suggested
DraftKings Lunar New Year Blackjack
Min Bet $1.00 | Max Bet $5000.00



BALANCE
$3701
WIN
$500
DEPOSIT
PAY TABLE
BET $150
REBET + SPIN
NEW GAME

Notes:
(1) 46% of users whose first or last paid sportsbet was in NJ have also placed a paid casino bet at some point in time as of March 2, 2020
(2) 50% of total Casino handle since launch of DK Games in September 2019 are on DK Games as of March 2, 2020
(3) Market Share calculated as December 2019 DK iGaming GGR divided by NJ DGE December 2019 Revenue Report. Internal Estimates place DraftKings #1 in Market in December 2019 with 17% Market Share

| 34

Nimble Proprietary Technology Platform Capable of Operating at Large Scale Tens of Thousands Financial Transactions in 1 minute at peak time ~1 Million Peak API requests in 1 minute 99.97% Up Time supporting massive | 35 Decoupled and highly scalable Integrated Wallet Across All DK Products Secure cardholder environment with smaller PCI scope Ease of localization and feature implementation Flexible tech stack capable of user/product expansion PROPRIETARY TECHNOLOGY PLATFORM

Single-Wallet Technology Enables Seamless Multi-State, Multi-Product Experience User experiences single wallet no matter where he/she is or what he/she is playing | 36 User moves from state to state and / or from product to product DK creates compliant virtual sub-wallets in background to support this movement without any detectable change for user

Flexible Back End Enables Rapid Entry Into New Jurisdictions Leverage flexible back end built for DFS in 40+ jurisdictions Users with DraftKings only need one account, one wallet and one Sportsbook App to play in any state where we operate Can meet unique state requirements easily with minimal incremental Product & Technology spend Upon launch, users instantly have accounts and funds on our site | 37 Flip Switch on New DK Sportsbook State In-House Cross Functional Operational Engine DraftKings Flexible Back End Technology New Custom State Regulations

Data Science Creates a Personalized User Interface Within our Products Our Personalization Engine applies across all elements of our product, from deposit recommendations to sport and bet type | 38

Differentiated Investment in Responsible Gaming & Consumer Data Protection level 1 certified platform & iGaming, with more being | 39 Secure Payments ● Payment Card Industry (PCI) ● Users know that all transactions can be trusted with us ● Many payment methods available today for Sportsbook added Game Integrity ● Leading member of the Sports Wagering Integrity Monitoring Association SWIMA ● Leverage internal analytics to identify suspicious behavior Regulatory Compliance ● Safe & Secure Registration ● Regulator tested KYC Processing ● Source of Funds validation ● Biometric Login Plugin technology to detect: ● Exact location of every log-in, bet placed & transaction attempt

Unit Economics & Enterprise Profitability

Customer LTV Increasing NEW JERSEY NET REVENUE BY COHORT(1) Key Takeaways Each cohort has expanded in both years since the introduction of OSB and iGaming In the first full-year with all products live (i.e. 2019), 2012-2017 cohorts experienced a 4.1x increase in revenue relative to 2017 Size of new cohorts is significantly larger than past cohorts (1) Cohort year determined by user’s first paid activity, whether DFS, OSB, or iGaming. (2) 2018 data reflects five months of live OSB and a half of a month of live iGaming. | 41

Expected New Jersey Contribution Profit Demonstrates Speed to Profitability ($ in millions) ✓ Early outsized promotion and marketing spend is critical for initial user acquisition − Declines as percentage of revenue as user base grows in each state ✓ Improving contribution profit as marketing spend rationalizes ✓ Significant operating leverage realized in platform & processing fees as business grows ✓ As more states launch, ability to shift to national spend will improve LTV / CAC and state profitability Note: Reflective of initial performance in New Jersey and near-term projections for the state. Contribution profit reflects gross profit less external marketing. | 42 NEW JERSEY SERVES AS EXAMPLE OF STATE-BY-STATE ECONOMIC RAMP

New Jersey Expected to Achieve 38% Contribution Margin ILLUSTRATIVE NEW JERSEY UNIT ECONOMICS (EXPECTED YEAR 5) (% of Net Revenue) Note: Figures may not foot due to rounding and are displayed as percentage of net revenue. | 43

Illustrative Path to S1 Billion+ in EBITDA , .... . · - - ·,]--..., . - - - - - - ... ._ ·-- - ···._ -....... ....--.... - ....:=..-- ---.J>,. ($in billions) $3.7 ... 31 $0.4 As a result of the acquisition of SBT, new DK will: Assumes 65% of population has live OSB and 30% of population has live iGaming,and then rolls forward 5 years to "maturity" - Lower its COGS through the elimination of platform costs - lmprollft product and technology cost structure through en efficient worldwide engineering network - Consolidate administrative functions within G&A AI:JO'!l o' u.s. Po:>o.a:MJf'l Log;ol•ed $0.7 f (!: $2.0 $(1.8) $1.7 0 a:l Assumes OK has 25% and 15% market share in OSB and iGaming, respectively A1Eu5.s".'o' Po u lile>n ltgilllltC: $(0.4) 52.3 $0.1 $1.2 Ql r I <5 $(0.6) $0.3 SG&A13l Net Revenue COGS External Marketing Contribution Profit Synergies EBITDA Gross Profit ...)ot I 44 ,...,.._----=-- r-.

ibdroot\projects\IBD-NY\dryer2019A\637818_1\03. Presentations\23. Analyst Day\_Analyst Day Presentation\DK Investor Presentation_IP Updates v02.pptx Combined Company Projection Model ($ in millions) $700 2020 Assumptions Online sportsbook live in current "line-of-sight" states, which represent approximately 10% of the U.S. population iGaming live in NJ and PA DFS continues to maintain leading market position SBTech grows from existing and newly acquired customers ● $540 ● ● $432 ● $308 $236 2021 Assumptions Additional states legalize / launch online sports betting; OSB available to approximately 20% of U.S. population iGaming is legalized in additional states; DraftKings generates revenue from states representing a further 4% of the U.S. population DFS continues to maintain leading market position SBTech grows from existing and newly acquired customers ● ● 2017A 2018A 2019A(1) 2020E 2021E ● YoY Growth ● 31% 40% 25% 30% Source: Management projections. (1) SBTech portion of net revenue converted to USD at average rate over twelve months ending December 31, 2019 (1.1194 USD/EUR). | 45 HISTORICAL / PROJECTED NET REVENUE ASSUMPTIONS

2019 Quarterly Seasonality ProForma CombinedCo 2019 Revenue by Quarter % of Full Year 2019 37% 2019 solid foundation to think about seasonality On margin, expect Q1 to be slightly larger going forward as more OSB-friendly sporting events thus modestly shifting overall quarterly activity into Q1 Q1 2019 Q2 2019 Q3 2019 Q4 2019 | 46 22% 22% 19%

IBDROOT\PROJECTS\IBD-NY\DRYER2019A\637818_1\03. Presentations\23. Analyst Day\_Analyst Day Presentation\DK Analyst Day Updates (11-Mar-2020).pptx Proposed Transaction Summary Diamond Eagle Acquisition Corp. is a publicly listed special purpose acquisition vehicle with over $400 million in cash DEAC has agreed to combine with DraftKings and SBTech ● Values the combined DK and SBT business at $2.7 billion (based on book value of DEAC) ● Represents an attractive entry multiple of 3.9x 2021E revenue; projected annual revenue growth of 30%+ as states legalize and launch sports betting and iGaming ($ in millions) Post-closing, the combined company will have a dual class shareholder structure with super voting rights comprised of Class A common stock, which will carry one vote per share, and Class B common stock, which will carry 10 votes per share. Jason Robins will hold Class A and Class B common stock such that he will hold approximately 90% of voting power Concurrent with this transaction, DK and DEAC have raised $414 million(2) in committed PIPE equity from select investors After giving effect to the transaction (assuming no redemptions), the company will have over $500 million of unrestricted cash with public equity currency to ensure access to capital to fuel growth PF Share Count (Shares in 000’s) 13% Sellers’ Rollover Equity Note: DraftKings may increase the PIPE size between transaction announcement and close. Figures may not foot due to rounding. (1) Cash held in the trust account as of December 31, 2019. (2) Includes $109.2 million in DK convertible notes that convert to PIPE shares. This amount does not count toward the determination of the satisfaction of the Minimum Proceeds Condition under the BCA. (3) Assumes no redemptions from DEAC’s trust account. (4) Represents SBT cash consideration converted to USD at 1.116 USD/EUR. (5) Represents total seller equity value including value of outstanding vested options. (6) Includes 80,000 founder shares that have been transferred to DEAC’s independent directors (7) Estimated transaction-related costs include $14.0 million in deferred underwriting commissions related to DEAC’s initial pub lic offering, estimated cash amount to be paid to stockholders of DraftKings that are deemed to be non-accredited investors, and payment of $10.0 million in bonuses to management of DraftKings upon close of the Business Combination. (8) Includes shares issuable pursuant to vested DK and SBT options and warrants that will be rolled over at Closing. Excludes DEAC warrants and earnout shares. 12% Sellers’ Rollover Equity 250,774 DEAC Shareholders 75% DEAC Shareholders 43,659 PIPE Investors(2) PIPE Investors 41,747 Diluted Shares Outstanding 336,179 | 47 ILLUSTRATIVE PRO FORMA OWNERSHIP AT CLOSE(3),(8) ILLUSTRATIVE SOURCES AND USES(3)

IBDROOT\PROJECTS\IBD-NY\DRYER2019A\637818_1\03. Presentations\23. Analyst Day\_Analyst Day Presentation\DK Analyst Day Updates (10-Mar-2020).pptx Components of DraftKings’ Standalone P&L RESULTS OF OPERATIONS ($ in millions) FY2019 Select Commentary ■ Less: Cost of Revenue (104) Taxes, platform, payment processing, and revenue share Less: Sales and Marketing (185) ■ Marketing team headcount costs, public relations, brand & creative services, and marketing attributable to unit economics Less: Product and Technology (56) ■ Product and engineering headcount costs for product development Less: General and Administrative (125) ■ Administrative personnel (e.g., HR, Finance, Legal, Lobbying), stock compensation expense and benefits, professional services ■ Plus: D&A 14 Allocated across cost of revenue and operating expenses Plus: Stock-Based Compensation 18 ■ Primarily allocated to G&A Plus: Other Adjustments 17 ■ Transaction-related, litigation and settlement, and other non-recurring and special project costs; primarily allocated to G&A Source: Company filings and management. Note: Figures may not foot due to rounding. | 48 Adjusted EBITDA $(99) Loss from Operations $(147) ■Before interest income (expense) and taxes Net Revenue $323 ■Net of promotional costs

Thank You